06015663

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

SEC MAIL PROCESSING RECEIVED AUG 01 2006 WASH, D.C. 213 SECTION

25th July, 2006.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

SUPPL

EMI Group plc - Ref. No: 82-373

Further to our filing of 17th July 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 24th July 2006, confirming that:

- Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 18th July 2006, held 33,826,127 shares, being 4.26% of the shares in issue;
- Lehman Brothers International (Europe) has notified the Company that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 19th July 2006, held 26,083,827 shares being 3.29% of the shares in issue; and,
- FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 20th July 2006, held 97,203,849 shares, being 12.26% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd; and,

(b) an announcement, dated 25th July 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 21st July 2006, held 89,703,849 shares, being 11.31% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Yours faithfully,

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/61

Company Announcements Office,
London Stock Exchange.

24th July, 2006.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by:

- Barclays PLC, in a letter dated 19th July 2006 and received by post on 24th July 2006, that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 18th July 2006, held 33,826,127 shares, being 4.26% of the shares in issue;

- Lehman Brothers, in a letter dated and received by fax after the close of business on 21st July 2006, that Lehman Brothers International (Europe) has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 19th July 2006, held 26,083,827 shares, being 3.29% of the shares in issue; and,

- Fidelity Investments International, in a letter dated 20th July 2006 and received on 24th July 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 20th July 2006, had an interest in 97,203,849 shares, being 12.26% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/62

Company Announcements Office,
London Stock Exchange.

25th July, 2006.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated 21st July 2006 and received by fax after the close of business on 24th July 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 21st July 2006, had an interest in 89,703,849 shares, being 11.31% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.